NOLAN S. TAYLOR
(801) 933-7366
FAX (801) 933-7373
taylor.nolan@dorsey.com
March 15, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Mr. Stephen Krikorian, Accounting Branch Chief

Re:	The SCO Group, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2006
Filed on January 27, 2006
File No. 000-29911
Dear Mr. Krikorian:
     This letter is written in response to the Staff’s review of the Company’s Form 10-K for the year ended October 31, 2006 as outlined in the Commission’s letter dated March 2, 2007. As requested, the Company is providing the following information and response regarding its financial statements and disclosures contained in its Form 10-K for the fiscal year ended October 31, 2006.
     The numbered response set forth below reproduces the Staff’s comments, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended October 31, 2006
Consolidated Statements of Operations and Comprehensive Loss, page 43
Comment 1:
     We note your “SCOsource licensing” revenue and cost of revenue financial statement captions. We further note based on your disclosures throughout the filing (e.g., page 21) that the SCOsource business was initiated to protect and defend your UNIX intellectual property and that cost of revenues are primarily attributable to legal fees and other costs and expenses incurred in connection with the SCO litigation. Please address the following comments with respect to your classification and presentation.
•	Please clarify why you believe that it is appropriate to record legal fees and other costs and expenses incurred in connection with litigation as cost of revenue as opposed to operating expense. Explain the revenue that these costs are applicable to and how your classification complies with Rule 5-03(b)2 of

Regulation S-X. As part of your response, please clarify how these expenses relate to the sale of IP agreements.

•	Please clarify how you plan to classify any recovery amounts received from a favorable settlement of your litigation in your statement of operations (i.e., revenue, operating income or non-operating income).
Response:
     During the year ended October 31, 2003, we first became aware that our UNIX code, derivative works and related material (collectively, the UNIX intellectual property rights) had been inappropriately included by others in the Linux operating system. In an effort to protect and defend our UNIX intellectual property rights, we initiated our SCOsource business. Our SCOsource business has been reported as a separate business segment for reporting purposes under SFAS No. 131 since our fiscal year ended October 31, 2003. We believe it is appropriate to classify the legal fees and other costs and expenses incurred in connection with litigation that we initiate to defend our UNIX intellectual property rights and enhance our licensing revenue streams as costs of revenue as opposed to operating expenses for the following reasons. Upon its establishment, our SCOsource business focused on (1) generating revenue from pursuing vendor contracts to ensure other companies were in compliance with existing UNIX license agreements and (2) generating revenue from entering into intellectual property (IP) license agreements with those who may be using UNIX without an appropriate license (which included enforcing our intellectual property rights through the legal system, as appropriate). The costs of the activities to generate these revenue streams are very closely related and dependent upon each other and, in general, are comprised of legal fees and costs to outside attorneys and consultants and related internal costs and expenses of litigation. Therefore, these costs have been classified as costs of SCOsource revenue since 2003 consistent with the requirements of Rule 5-03(b)2 of Regulation S-X. Our SCOsource business and related litigation were initiated to encourage companies using our UNIX intellectual property rights without permission to enter into IP license agreements with us.
     Based on initial results and inquiries about licensing options from potential customers, we expected that the licensing initiatives described in (1) and (2) above would generate significant ongoing revenue that would exceed the related costs of licensing as well as the costs of the litigation with IBM Corporation (“IBM”). During the year ended October 31, 2003, our expectations proved to be correct in that we successfully executed two significant license agreements and generated $25,846,000 in revenue. Protecting our intellectual property rights through the legal system was expected to increase the strength of our intellectual property ownership and provide additional licensing or partnering opportunities for the Company. As the litigation with IBM has continued and increased in scope and complexity, the costs of that litigation have increased significantly. Additionally, as a result of Novell, Inc.’s (“Novell”) assertion of UNIX copyright ownership and other claims, we believe that many of our potential SCOsource customers have either delayed licensing with us until an outcome in these matters has been reached or foregone the opportunity altogether. As a result, our revenue for the last three fiscal years has decreased dramatically. We have continued to categorize these costs as cost of SCOsource licensing revenue in a consistent manner from period to period since 2003, even though we have generated negative gross margins for the years ended October 31, 2006, 2005 and 2004.
     In the event that the Company is successful in obtaining a one-time payment recovery from adjudication or settlement in favor of the Company, we believe those cash inflows should be reported as a component of other income (non-operating income) as a separate caption, with significant footnote disclosure and explanation. We believe this to be the appropriate treatment because of the unusual nature and projected significant size of those amounts compared to the Company’s operations.
     In addition to responding to the comment referenced above, the Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company and we are available to discuss any issues presented by the comments and the response contained in this letter or to respond to further comments.

Sincerely, DORSEY & WHITNEY LLP
/s/ Nolan S. Taylor

Nolan S. Taylor

3